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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             _______________________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 17)*

                             _______________________

                             TRIARC COMPANIES, INC.
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.10 per share
            Class B Common Stock, Series 1, Par Value $.10 per share
                         (Title of Class of Securities)

                        Class A Common Stock: 895927 10 1
                        Class B Common Stock: 895927 30 9
                                 (CUSIP Number)

                                  PETER W. MAY
                           c/o TRIARC COMPANIES, INC.
                                 280 Park Avenue
                            New York, New York 10017
                            Tel. No.: (212) 451-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             _______________________

                                 April 20, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
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Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 2 of 12
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DWG ACQUISITION GROUP, L.P.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                       (b) [_]

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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                              7    SOLE VOTING POWER  (See Item 5)

                                   -0-
                              --------------------------------------------------
         NUMBER OF            8    SHARED VOTING POWER  (See Item 5)
           SHARES
    BENEFICIALLY OWNED             6,024,662 (Class A Common Stock)
    BY EACH REPORTING              4,763,434 (Class B Common Stock)
          PERSON              --------------------------------------------------
           WITH               9    SOLE DISPOSITIVE POWER  (See Item 5)

                                   -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER  (See Item 5)

                                   6,024,662 (Class A Common Stock)
                                   4,763,434 (Class B Common Stock)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  (See Item 5)

      6,024,662 (Class A Common Stock)
      4,763,434 (Class B Common Stock)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [_]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       29.8% (Class A Common Stock)
       11.8% (Class B Common Stock)
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14     TYPE OF REPORTING PERSON

       PN
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

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Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 3 of 12
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NELSON PELTZ
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER  (See Item 5)

                                   3,014,036 (Class A Common Stock)
                                   5,886,188 (Class B Common Stock)
                              --------------------------------------------------
         NUMBER OF            8    SHARED VOTING POWER  (See Item 5)
           SHARES
    BENEFICIALLY OWNED             6,024,662 (Class A Common Stock)
    BY EACH REPORTING              4,763,434 (Class B Common Stock)
          PERSON              --------------------------------------------------
           WITH               9    SOLE DISPOSITIVE POWER  (See Item 5)

                                   3,014,036 (Class A Common Stock)
                                   5,886,188 (Class B Common Stock)
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER  (See Item 5)

                                   6,024,662 (Class A Common Stock)
                                   4,763,434 (Class B Common Stock)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  (See Item 5)

      9,038,698 (Class A Common Stock)
     10,649,622 (Class B Common Stock)
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [_]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       41.6% (Class A Common Stock)
       24.5% (Class B Common Stock)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       iN
--------------------------------------------------------------------------------

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Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 4 of 12
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PETER W. MAY
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER  (See Item 5)

                                   1,900,168 (Class A Common Stock)
                                   3,705,746 (Class B Common Stock)
                              --------------------------------------------------
         NUMBER OF            8    SHARED VOTING POWER  (See Item 5)
           SHARES
    BENEFICIALLY OWNED             6,024,662 (Class A Common Stock)
    BY EACH REPORTING              4,763,434 (Class B Common Stock)
          PERSON              --------------------------------------------------
           WITH               9    SOLE DISPOSITIVE POWER  (See Item 5)

                                   1,900,168 (Class A Common Stock)
                                   3,705,746 (Class B Common Stock)
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER  (See Item 5)

                                   6,024,662 (Class A Common Stock)
                                   4,763,434 (Class B Common Stock)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  (See Item 5)

      7,924,830 (Class A Common Stock)
      8,469,180 (Class B Common Stock)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [_]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       37.5% (Class A Common Stock)
       20.1% (Class B Common Stock)
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14     TYPE OF REPORTING PERSON

       IN
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
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Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 5 of 12
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                        AMENDMENT NO. 17 TO SCHEDULE 13D

                  This Amendment No. 17 amends and supplements the Schedule 13D dated October 13, 1992 (the "Original Statement"), as amended and restated by Amendment No. 6 dated May 3,1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003 and as amended by Amendment No. 16 dated January 15, 2004 (the Original Statement, as so amended shall be known as the "Statement"), with respect to the Class A Common Stock, par value $.10 per share (the "Class A Common Stock"), and the Class B Common Stock, Series 1, par value $.10 per share (the "Class B Common Stock"), in each case of Triarc Companies, Inc., a Delaware corporation and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

                  Except as set forth below, there are no changes to the information set forth in the Statement. As noted in Amendment Nos. 14, 15 and 16, all references in the Statement to "Common Stock" shall be deemed to refer to the Class A Common Stock.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Item 3 of the Statement is amended by adding the following:

                  On February 27, 2004, Mr. Peltz exercised stock options with respect to 75,000 shares of Class A Common Stock and 150,000 shares of Class B Common Stock

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Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 6 of 12
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and paid the exercise price by delivery of 141,892 shares of Class
B Common Stock. Out of the option shares, Mr. Peltz received 47,451 shares of Class A Common Stock (and delivery of 27,549 shares of Class A Common Stock was deferred and such shares placed in a rabbi trust) and received 94,911 shares of Class B Common Stock (and delivery of 55,089 shares of Class B Common Stock was deferred and such shares placed in a rabbi trust).

                  On February 27, 2004, Mr. May exercised stock options with respect to 50,000 shares of Class A Common Stock and 100,000 shares of Class B Common Stock and paid the exercise price by delivery of 94,595 shares of Class B Common Stock. Out of the option shares, Mr. May received 31,634 shares of Class A Common Stock (and delivery of 18,366 shares of Class A Common Stock was deferred and such shares placed in a rabbi trust) and received 63,274 shares of Class B Common Stock (and delivery of 36,726 shares of Class B Common Stock was deferred and such shares placed in a rabbi trust).

                  On April 20, 2004, Mr. Peltz exercised stock options with respect to 1,635,000 shares of Class A Common Stock and 3,270,000 shares of Class B Common Stock and paid the exercise price by delivery of 3,145,734 shares of Class B Common Stock (the "Peltz Exercise Shares"). In connection with such option exercise, the Purchaser transferred to Mr. Peltz title to the Peltz Exercise Shares. Out of the option shares, Mr. Peltz received 1,034,079 shares of Class A Common Stock (and delivery of 600,921 shares of Class A Common Stock was deferred and such shares placed in a rabbi trust) and received 2,068,157 shares of Class B Common Stock (and delivery of 1,201,843 shares of Class B Common Stock was deferred and such shares placed in a rabbi trust).

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Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 7 of 12
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                  On April 20, 2004, Mr. May exercised stock options with
respect to 1,090,000 shares of Class A Common Stock and 2,180,000 shares of Class B Common Stock and paid the exercise price by delivery of 2,097,156 shares of Class B Common Stock (the "May Exercise Shares"). In connection with such option exercise, the Purchaser transferred to Mr. May title to the May Exercise Shares. Out of the option shares, Mr. May received 689,386 shares of Class A Common Stock (and delivery of 400,614 shares of Class A Common Stock was deferred and such shares placed in a rabbi trust) and received 1,378,771 shares of Class B Common Stock (and delivery of 801,229 shares of Class B Common Stock was deferred and such shares placed in a rabbi trust).

Item 5.  Interest in Securities of the Issuer.

                  Part (a) through (c) of Item 5 is amended by deleting the thirteenth through twentieth paragraphs thereof and replacing them with the following:

                           In addition to the foregoing, Messrs. Peltz and May beneficially own 1,498,333 and 876,666 shares of Class A Common Stock, respectively, representing stock options that may be exercised within 60 days of the date of this Statement.

                           The Purchaser, Mr. Peltz and Mr. May may be deemed to beneficially own an aggregate of 6,024,662, 9,038,698 and 7,924,830 shares of Class A Common Stock, respectively, representing approximately 29.8%, 41.6% and 37.5% of the outstanding shares of Class A Common Stock, respectively.

                           The Purchaser is the direct owner of an aggregate of 4,763,434 shares of Class B Common Stock; Mr. Peltz is the direct owner of an aggregate of

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Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 8 of 12
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         2,842,022 shares of Class B Common Stock; and Mr. May is the direct owner of an aggregate of 1,952,414 shares of Class B Common Stock.

                           The Purchaser beneficially owns 4,763,434 shares of Class B Common Stock, representing approximately 11.8% of the outstanding shares of Class B Common Stock.

                           By virtue of their positions as general partners of the Purchaser, Messrs. Peltz and May may be deemed to own beneficially the 4,763,434 shares of Class B Common Stock owned of record by the Purchaser. In such capacity, Messrs. Peltz and May may be deemed to share voting and dispositive power with the Purchaser and with each other with respect to such shares of Class B Common Stock.

                           In addition to the foregoing, Mr. Peltz beneficially owns and has the sole power to vote and dispose of 2,889,522 shares of Class B Common Stock and beneficially owns 2,996,666 shares of Class B Common Stock representing options that may be exercised within 60 days of the date of this Statement, and Mr. May beneficially owns and has the sole power to vote and dispose of 1,952,414 shares of Class B Common Stock and beneficially owns 1,753,332 shares of Class B Common Stock representing options that may be exercised within 60 days of the date of this Statement.

                           The Peltz L.P. is the beneficial owner of 47,500 shares of Class B Common Stock. By virtue of his position as general partner of the Peltz L.P., Mr. Peltz may be deemed to beneficially own the shares of Class B Common Stock owned by the Peltz L.P. Mr. Peltz disclaims beneficial ownership of such shares.

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Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 9 of 12
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                           As a result, Messrs. Peltz and May may be deemed to
         beneficially own an aggregate of 10,649,622 and 8,469,180 shares of Class B Common Stock, respectively, representing approximately 24.5% and 20.1%, respectively, of the outstanding shares of Class B Common Stock.

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Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 10 of 12
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                                   SIGNATURES

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 26, 2004




                                        DWG ACQUISITION GROUP, L.P.


                                        By:     *
                                            -----------------------
                                            Name:  Nelson Peltz
                                            Title: General Partner



                                        By: /s/ Peter W. May
                                            -----------------------
                                            Name:  Peter W. May
                                            Title: General Partner



                                                *
                                        ---------------------------
                                        Nelson Peltz


                                        /s/ Peter W. May
                                        ---------------------------
                                        Peter W. May



                                        *  By: /s/ Neale M. Albert
                                               --------------------
                                               Neale M. Albert
                                               Attorney-in-fact

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Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 11 of 12
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                                  Exhibit Index
                                  -------------

 Exhibit                                Description                                                  Page No.
 -------                                -----------                                                  --------
    1         Stock Purchase Agreement dated as of October 1, 1992 by and between the      Filed with Original Statement
              Purchaser, Posner, Posner Trust and Security Management.

    2         Exchange Agreement dated as of October 12, 1992 between the Company and      Filed with Original Statement
              Security Management.

    3         Agreement dated as of October 1, 1992 between the Company and the            Filed with Original Statement
              Purchaser.

    4         Agreement of Limited Partnership of the Purchaser dated as of                Filed with Original Statement
              September 25, 1992.

    5         Joint Filing Agreement of the Purchaser, Peltz and May.                      Filed with Original No. 14

    6         Memorandum of Understanding, dated January 21, 1993, by and between the      Filed with Amendment No. 2
              Purchaser and William A. Ehrman, individually and derivatively on behalf of SEPSCO.

    7         Letter dated January 25, 1993 from Steven Posner to the                      Filed with Amendment No. 2
              Purchaser Filed with Amendment (including proposed terms and conditions of Consulting Agreement to be No. 2 entered into between the Company and Steven Posner).

    8         Undertaking and Agreement, dated February 9, 1993, executed by the           Filed with Amendment No. 3
              Purchaser.

    9         Amendment No. 3 dated as of April 14, 1993 to Agreement of Limited           Filed with Amendment No. 4
              Partnership of the Purchaser.

   10         Citibank Loan Documents (Exhibits and Schedule omitted).                     Filed with Amendment No. 4

   11         Republic Loan Documents (Exhibits and Schedules omitted).                    Filed with Amendment No. 4

   12         Pledge and Security Agreement, dated as of April 5, 1993, between the        Filed with Amendment No. 5
              Purchaser and Citibank.

   13         Custodial Loan Documents.                                                    Filed with Amendment No. 5

   14         Agreement, dated May 2, 1994 among Nelson Peltz, Peter W. May and Leon       Filed with Amendment No. 6
              Kalvaria.

   15         Amended and Restated Pledge and Security Agreement, dated as of              Filed with Amendment No. 6
              July 25, 1994 between the Purchaser and Citibank.

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Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 11 of 12
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
 Exhibit                                Description                                                  Page No.
 -------                                -----------                                                  --------
   16         Amendment No. 1 dated as of November 15, 1992 to Agreement of Limited        Filed with Amendment No. 7
              Partnership of the Purchaser.

   17         Amendment No. 2 dated as of March 1, 1993 to Agreement of Limited            Filed with Amendment No. 7
              Partnership of the Purchaser.

   18         Amendment No. 4 dated a January 1, 1995 to Agreement of Limited              Filed with Amendment No. 7
              Partnership of the Purchaser.

   19         Amendment No. 5 dated as of January 1, 1996 to Agreement of Limited          Filed with Amendment No. 7
              Partnership of the Purchaser.

   20         BOA Loan documents (Exhibits and Schedules omitted).                         Filed with Amendment No. 7

   21         Letter, dated October 12, 1998, from Messrs. Nelson Peltz and Peter W.       Filed with Amendment No. 8
              May to the Company.

   22         Press release, issued by the Company, dated October 12, 1998.                Filed with Amendment No. 8

   23         Letter, dated October 12, 1998, from the Company to Messrs. Nelson           Filed with Amendment No. 8
              Peltz and Peter W. May.

   24         Press release issued by the Company, dated March 10, 1999.                   Filed with Amendment No. 9

   25         Amended and Restated Agreement of Limited Partnership of the Purchaser,      Filed with Amendment No. 11
              amended and restated as of November 11, 2002.

   26         Pledge Agreement dated April 2, 2001, made by Peltz Family Limited           Filed with Amendment No 13.
              Partnership, in favor of Bank of America, N.A.

   27         Pledge and Security Agreement dated April 2, 2003, made by Peter W.          Filed with Amendment No. 13
              May, in favor of Bank of America, N.A. (Schedule II omitted).